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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated December 9, 2002 announcing NOTIFICATION ACCORDING TO CHAPTER 2, SECTION 10 OF THE SECURITIES MARKET ACT ON CHANGE IN SHAREHOLDINGS.

1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

DECEMBER 9, 2002, at 11.40 a.m.

NOTIFICATION ACCORDING TO CHAPTER 2, SECTION 10 OF THE SECURITIES MARKET ACT ON CHANGE IN SHAREHOLDINGS

        Sonera Corporation has received the following notification according to Chapter 2, Section 9 of the Securities Market Act on a change in shareholding.

        The Swedish company Telia AB ("Telia") has made a public exchange offer to acquire all the shares, including shares in the form of American Depositary Shares, and warrants of Sonera Corporation ("Sonera"). The offer period ended on 15 November 2002. The exchange offer has been completed and the trading in Telia shares and warrants 2002/2005:A has commenced on the Helsinki Exchanges. As a result of the exchange offer, the holdings of Telia represent 95% of the voting rights and of the share capital in Sonera. Under chapter 2, section 9, of the Securities Markets Act, we hereby notify the Financial Supervision Authority and Sonera of the following:

1.
The holdings have been acquired in Sonera Corporation

2.
The notified change of holdings is a result of the completion of the exchange offer, which Telia has announced today.

3.
Telia's exact proportion of voting rights and share capital in Sonera are now as follows: 1)

	Number	Proportion of share capital	Proportion of 2) voting rights
Sonera shares and ADRs	1 059 532 967	95%	95%
4.
Shareholder's complete name, trade register number

        Telia AB (change of name to TeliaSonera AB pending)

        Swedish organisation number: 556103-4249

1)
On 21 November 2002 Telia gave a notification referred to in Chapter 2, Section 9 of the Securities Markets Act on an agreement which, when implemented, results in a change in holdings. That notification was based on the preliminary calculation of the tendered shares. The number of shares notified on the basis of the preliminary results was 1 060 062 362 shares. The figure mentioned in this notification is based on the final results of the exchange offer. According to the final calculations of the results of the exchange offer, Telia's portion of holding is 94,9% of the total votes and share capital calculated on a fully diluted basis

2)
The votes attached to the 550 000 Sonera shares in the possession of Sonera are excluded from the total amount of voting rights.

DISTRIBUTION:
HEX
Major media

SONERA CORPORATION

Jyrki Karasvirta,
Vice President,
Acting Head of Corporate Communications

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE DECEMBER 9, 2002, at 11.40 a.m.
NOTIFICATION ACCORDING TO CHAPTER 2, SECTION 10 OF THE SECURITIES MARKET ACT ON CHANGE IN SHAREHOLDINGS
SIGNATURES